SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 6)*

NAME OF ISSUER:  FIND/SVP, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  317718302000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    December 3, 1997


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: ---. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover shall not be deemed to, be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   317718302000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   900,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  900,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   900,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   13.62%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 6 relates to the Schedule 13D filed on September 15, 1995 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.0001 per share ("Shares") of FIND/SVP, Inc., a New York corporation ("FIND"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the date of the last filing, Asset Value sold 56,000 Shares for $65,025.09 including any brokerage commissions.

Item 4.  PURPOSE OF TRANSACTION

     On December 3, 1997, Asset Value filed a complaint in the United States District Court, Southern District of New York, against Brigitte de Gastines and Jean-Louis Bodmer, Directors of FIND, demanding, among other things, their removal from the Board of Directors.

     A copy of the Complaint is attached as Exhibit D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on December 3, 1997, Asset Value beneficially owned 900,000 Shares, representing 13.62% of the 6,608,169 Shares reported as outstanding in FIND's Form 10-Q for the quarter ended September 30, 1997.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit D -   Summons and Complaint.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 4, 1997


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By: Asset Value Management, Inc.
                                   General Partner


                                   By:/s/ John W. Galuchie, Jr.
                                   --------------------------------
                                   John W. Galuchie, Jr.
                                   Treasurer and Secretary

                                   EXHIBIT D



Supreme Court of the State of New York             Index No. 606165/97
County of New York                                 Date purchased: 12/3/97
---------------------------------------
ASSET VALUE FUND LIMITED PARTNERSHIP,              Plaintiff(s) designate(s)
                                                   NEW YORK
                                                   County as the place of trial.

                                                   The basis of the venue is
                                                   CPLR sec. 509

                                    Plaintiff

                                                   SUMMONS
                           against

BRIGITTE DE GASTINES and JEAN-LOUIS BODMER
                                                   Plaintiff(s) reside(s) at
                                                   376 Main Street
                                                   Bedminster, N.J.
                                    Defendant(s)   County of Somerset
---------------------------------------
To the above named Defendant(s)

     You are hereby summoned to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's Attorney(s) within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Dated,   December 3, 1997                         Attorney(s) for Plaintiff
                     Brigitte de Gastines         Hughes Hubbard & Reed LLP
Defendant's address: 13 rue Vauthier              Office and Post Office Address
                     92100 Boulogne Sur Seine     One Battery Park Plaza
                                                  New York, NY 10004

Notice: The nature of this action is for the removal of defendants as directors of FIND/SVP, Inc., a New York corporation, pursuant to Section 706(d) of the Business Corporation Law.

The relief sought is   an  order  removing defendants  as directors of FIND/SVP,
                       Inc., and barring them from re-election as directors for a period of five years, plus costs and disbursements.


Upon your failure to appear,  judgment  will be taken against you by default for
the sum of $          with interest from     19    and the costs of this action.

Supreme Court of the State of New York             Index No. 606165/97
County of New York                                 Date purchased: 12/3/97
---------------------------------------
ASSET VALUE FUND LIMITED PARTNERSHIP,              Plaintiff(s) designate(s)
                                                   NEW YORK
                                                   County as the place of trial.

                                                   The basis of the venue is
                                                   CPLR sec. 509

                                    Plaintiff

                                                   SUMMONS

                           against

BRIGITTE DE GASTINES and JEAN-LOUIS BODMER
                                                   Plaintiff(s) reside(s) at
                                                   376 Main Street
                                                   Bedminster, N.J.
                                    Defendant(s)   County of Somerset
---------------------------------------

To the above named Defendant(s)

     You are hereby summoned to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's Attorney(s) within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Dated,   December 3, 1997                         Attorney(s) for Plaintiff
                     Jean-Louis Bodmer            Hughes Hubbard & Reed LLP
Defendant's address: 6 rue de Monceau             Office and Post Office Address
                     75008 Paris                  One Battery Park Plaza
                                                  New York, NY 10004

Notice: The nature of this action is for the removal of defendants as directors of FIND/SVP, Inc., a New York corporation, pursuant to Section 706(d) of the Business Corporation Law.

The relief sought is   an  order  removing defendants  as directors of FIND/SVP,
                       Inc., and barring them from re-election as directors for a period of five years, plus costs and disbursements.


Upon your failure to appear,  judgment  will be taken against you by default for
the sum of $          with interest from    19     and the costs of this action.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK


-----------------------------------------------------------
ASSET VALUE FUND LIMITED
PARTNERSHIP,
                                                            Index No.  606165/97
                                         Plaintiff,
                                                            COMPLAINT
                          -against-

BRIGITTE DE GASTINES and JEAN-LOUIS
BODMER,

                                         Defendants.
-----------------------------------------------------------


     Plaintiff Asset Value Fund Limited Partnership ("Asset Value"), by its undersigned attorneys, complaining of defendants Brigitte de Gastines ("Madame de Gastines") and Jean-Louis Bodmer ("Bodmer"), alleges as follows:

                              NATURE OF THE ACTION

     1. This action is brought pursuant to Section 706(d) of the Business Corporation Law to procure a judgment removing Madame de Gastines and Bodmer as directors of FIND/SVP, Inc. ("FIND/SVP" or "the Company") for cause as a result of their repeated failure to faithfully discharge their duties as Company directors. For the last four years, including a period when the Company has suffered a complete financial debacle, (a) Madame de Gastines failed to attend over 85% of the meetings of the Company's board of directors; (b) Bodmer failed to attend nearly 75% of the meetings of the Company's board of directors; and
(c) both Madame de Gastines and Bodmer took actions to directly further their own financial interests at the expense of the Company and the Company's other shareholders.

                                     PARTIES
                                     -------

     2. Plaintiff Asset Value is a limited partnership with its principal offices located at 376 Main Street, Bedminster, New Jersey. The sole general partner of Asset Value is Asset Value Management, Inc., a Delaware corporation located at that same address, which is a wholly-owned subsidiary of Kent Financial Services, Inc., a Delaware corporation.

     3. FIND/SVP is a New York corporation engaged in the provision of research, consulting and advisory services to business executives throughout the world. FIND/SVP's principal offices are located at 625 Avenue of the Americas, New York, New York.

     4. The authorized number of shares of stock of FIND/SVP, as provided in its articles of incorporation, is ten million shares of common stock and two million shares of preferred stock. Of those authorized shares of stock, 6,608,169 shares of common stock and no shares of preferred stock are presently outstanding. Plaintiff is the holder of record of 900,000 shares of common stock of FIND/SVP, which shares constitute approximately 13.6% of the outstanding shares of the Company.

     5. FIND/SVP's board of directors presently consists of seven directors acting as such, whose names are: Madame de Gastines, Bodmer, Charles Baudoin, Howard S. Breslow, Frederick H. Fruitman, Andrew P. Garvin and James L. Luikart.

     6. Defendant Madame de Gastines was elected as a director of the Company in 1982. She accepted that director's seat, and has at all times purported to act as a director of the Company.

     7. Defendant Bodmer was elected as a director of the Company in 1993. He accepted that director's seat, and has at all times purported to act as a director of the Company.


                  DEFENDANTS' FAILURE TO ATTEND BOARD MEETINGS
                  --------------------------------------------

     8. During 1993, the Company's board of directors held four meetings. Madame de Gastines attended only one of those four meetings, and Bodmer attended only one of the two meetings after his election as a Company director. Each of the Company's other directors attended all four meetings of the board of directors in 1993, with the exception of Mr. Baudoin, who attended three of those four meetings.

     9. During 1994, the Company's board of directors held four meetings. Madame de Gastines attended none of those meetings, and Bodmer attended only one of those meetings. Each of the Company's other directors attended all of those meetings.

     10. During 1995, the Company's board of directors held five meetings. Madame de Gastines and Bodmer each attended only one of those meetings. Each of the Company's other directors attended all of those meetings.

     11. During 1996, the Company's board of directors held eight meetings. Madame de Gastines attended only one of those meetings, and Bodmer attended only two of those meetings. Each of the Company's directors attended at least 75% of the meetings in 1996 during their tenure.

     12. While plaintiff is not privy to the attendance of Madame de Gastines and Bodmer at meetings of the Company's board of directors in 1997, plaintiff has no reason to believe that these defendants attended a higher percentage of those meetings than during the years 1993 through 1996.

     13. As discussed in paragraphs 8-11, above, Madame de Gastines has attended only three of the twenty-one meetings of the Company's board of directors since 1993 -- an abysmal attendance rate of approximately 14% of those meetings.

     14. As discussed in paragraphs 8-11, above, Bodmer has attended only five of the nineteen meetings of the Company's board of directors since his election in 1993 -- an abysmal attendance rate of slightly more than 26% of those meetings.

     15. Since 1993, the Company has experienced a turbulent shift in its financial performance. As set forth below, the Company's net income peaked in 1993 and has since been steadily dropping, with a disastrous performance in 1996:



                  Year                                Net Income (Loss)
                  ----                                -----------------
                  1991                                 $116,000
                  1992                                  207,000
                  1993                                  726,000
                  1994                                  673,000
                  1995                                  476,000
                  1996                                 (719,000)


     16. The catastrophic downturn in the Company's financial health continued to accelerate in the first nine months of this year, with the Company reporting a pre-tax loss of $1,718,000 through September 30, 1997.

     17. Through their repeated failure to attend meetings of the board of directors and thereby participate in the governance of the Company, Madame de Gastines and Bodmer have directly contributed to the financial catastrophe suffered by FIND/SVP.

                            DEFENDANTS' SELF-DEALING
                            ------------------------

     18. In 1971, the Company -- formed two years before under the name Information Clearing House, Inc. -- affiliated with SVP International, a wholly-owned subsidiary of the French entity Amalia, S.A. ("Amalia") (and together with Amalia's wholly-owned subsidiary, SVP, S.A., "SVP").

     19. As part of that affiliation, SVP licensed the Company the United States rights to the SVP ("S'il Vous Plait") name and know-how, and provided the Company with access to the resources of seventeen other affiliated SVP companies located around the world. The Company has paid SVP royalties since 1971, most recently paying $136,000 in 1993, $142,000 in 1994, $139,000 in 1995, and
$137,000 in 1996.

     20. At all times relevant to this complaint, Amalia has been the single largest shareholder of the Company. Amalia owned 19.8% of the Company's common stock as of December 31, 1994, 19.8% as of December 31, 1995, and 21.3% as of December 31, 1996.

     21. At all times relevant to this complaint, Madame de Gastines has owned over 99% of the stock of Amalia. In addition, Madame de Gastines has been and is President, General Manager and a director of S.V.P., S.A. and General Manager of SVP International. By virtue of her 99% ownership and complete control of SVP, Madame de Gastines' financial interests are directly linked to those of SVP.

     22. Bodmer has served as General Manager of Amalia's wholly-owned subsidiary, SVP France, since 1974. In addition, Bodmer has been and is Chief Executive Director of SVP, S.A., President and Chief Executive Officer of SVP Participation, President of SVP Belgium, and President of SVP United Kingdom. By virtue of his management positions at SVP and its affiliates, Bodmer's financial interests are directly linked to those of SVP.

SVP's 1996 Financing Transactions
---------------------------------

     23. On November 1, 1996, the Company announced that it expected to post a large third-quarter (i.e., the quarter ending September 30, 1996) loss from operations, its first operating loss in several years. The Company later disclosed that its pre-tax loss for that quarter was a stunning $1,177,000.

     24. Also on November 1, 1996, the Company disclosed that it had entered into an extraordinary and onerous financing transaction involving SVP. Pursuant to that agreement, the Company borrowed $475,000 from SVP and $2,025,000 from Furman Selz Investments LLC ("Furman Selz") at an annual interest rate of twelve percent (12%), an interest rate 35% higher than the rate then being paid by the Company to its commercial bank lender, State Street Bank and Trust Company ("State Street Bank").

     25. In return for its loan of $475,000 to the Company, SVP received five-year subordinated notes and ten-year warrants to purchase 211,111 shares of the Company's common stock. The Company further agreed that SVP could, at its option, lend the Company an additional $475,000 on the same terms and conditions (i.e., receipt of twelve percent (12%) interest and warrants for an additional 211,111 shares of the Company's common stock) at any time before December 31, 1997.

     26. In the third quarter of 1997 (ended September 30, 1997), SVP exercised its option to extend an additional $475,000 loan to the Company, again at an annual interest rate of twelve percent (12%).

     27. The Company's extraordinary and onerous financing transactions with SVP were not considered or approved by an independent board of directors.

     28. Madame de Gastines and Bodmer considered and approved the Company's entry into the financing transactions with SVP in order to benefit SVP, and thereby further their own financial interests at the expense of the Company and the Company's other shareholders.

SVP's 1997 Loan
---------------

     29. On April 27, 1995, the Company executed a $2 million commercial revolving promissory note (the "First Note") with State Street Bank.

     30. As FIND/SVP's financial health and stock price steadily worsened through 1996 and into early 1997, the Company sought to increase its available lines of credit. On July 24, 1997, the Company executed an amendment to the First Note, increasing its available credit from $2 million to $2.5 million.

     31. As FIND/SVP's financial health and stock price further deteriorated in 1997, the Company again sought to borrow funds to stave off insolvency. During October 1997, the Company signed a separate, $1 million commercial revolving promissory note (the "Second Note") with State Street Bank. Unlike the First Note, however, SVP has guaranteed the Second Note.

     32. Through its guaranty of a $1 million line of credit extended to the Company and its extension of two loans totaling $950,000 to the Company at an annual interest rate of twelve percent (12%), SVP seeks to transform itself from the largest equity owner in the Company to one of the Company's largest secured creditors. In the event of the Company's insolvency, SVP's position as a secured creditor on the two

1996 loans and the Second Note will place it well ahead of plaintiff and the Company's other shareholders in likelihood of financial recovery of its investment.

     33. The Company's execution of the Second Note was not considered or approved by an independent board of directors.

     34. Madame de Gastines and Bodmer considered and approved the Company's execution of the Second Note in order to benefit SVP, and thereby further their own financial interests at the expense of the Company's other shareholders.

     35. The above-described conduct of Madame de Gastines and Bodmer will continue if those defendants are permitted to continue to serve as directors of the Company.

     WHEREFORE, plaintiff requests judgment against defendants for the following relief:

           (a) an order removing Brigitte de Gastines and Jean-Louis Bodmer from office as directors of FIND/SVP;

           (b)     an  order   barring   Brigitte  de  Gastines  and  Jean-Louis
                   Bodmer from reelection as directors of FIND/SVP for a period of five years;

           (c)     costs and disbursements incurred by plaintiff in this action;
                   and

           (d) granting such other, further and different relief as the Court may deem just and proper.



Dated:   New York, New York
         December 2, 1997

                                                     HUGHES HUBBARD & REED LLP
                                                     One Battery Park Plaza
                                                     New York, New York  10004
                                                     (212) 837-6000

                                                     Attorneys for Plaintiff
W6-NY973230.132